EXHIBIT 99.25

510 Burrard St, 3rd Floor
Date: February 29, 2012	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Alamos Gold Inc

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	26/04/2012
Record Date for Voting (if applicable) :	26/04/2012
Beneficial Ownership Determination Date :	26/04/2012
Meeting Date :	31/05/2012
Meeting Location (if available) :	TMX Broadcast and Conference Centre - street level of The Exchange Tower, 130 King St. West, Toronto, Ontario

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	011527108	CA0115271086

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for Alamos Gold Inc